UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42808

Anfield Energy Inc.
(Translation of registrant’s name into English)

2005-4390 Grange Street, Burnaby, British Columbia, Canada, V5H 1P6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K of Anfield Energy Inc. (the “Company”) are hereby incorporated by reference into the Registration Statement on Form F-10, as amended (File No. 333-291078), of the Company, as amended or supplemented.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Management Information Circular, dated February 20, 2025
99.2	Material Change Report, dated January 16, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anfield Energy Inc.
(Registrant)

Date: July 28, 2026	/s/ Corey Dias
Corey Dias
Chief Executive Officer